UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 8

Fairchild Semiconductor International, Inc.

(Name of Subject Company)

Fairchild Semiconductor International, Inc.

(Names of Persons Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

303726103

(CUSIP Number of Class of Securities)

Paul D. Delva, Esq.

Senior Vice President, General Counsel and Secretary

3030 Orchard Parkway

San Jose, California 95134

(408) 822-2000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David C. Karp, Esq.

Ronald C. Chen, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 (“Amendment No. 8”) amends and supplements Item 4 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Fairchild Semiconductor International, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on December 4, 2015, as amended and supplemented on December 8, 2015, December 14, 2015, December 18, 2015, December 29, 2015, January 5, 2016, January 6, 2016 and January 21, 2016 (as so amended and supplemented, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Falcon Operations Sub, Inc. (“Acquisition Sub”), a wholly owned subsidiary of ON Semiconductor Corporation (“ON Semiconductor”), to purchase all of the Company’s outstanding common stock, par value of $.01 per share (the “Shares”), for $20.00 per Share, net to the seller in cash, without interest and less any applicable taxes required to be withheld.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 8. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

1. Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by deleting the last paragraph under the subsection entitled “Background of the Offer” in its entirety, and inserting the following paragraphs at the end of that subsection as follows:

Also on January 4, 2016, representatives of Wachtell Lipton informed representatives of MoFo of the Board’s determination that the Consortium December 28 Proposal was reasonably expected to result in a Superior Proposal and to engage in discussions and negotiations with the Consortium. Later on January 4, 2016, representatives of Wachtell Lipton informed representatives of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), legal advisor to the Consortium, of the Board’s determination. On January 6, 2016, the Company executed an amendment to the confidentiality agreement between the Company and the Consortium, entered into on October 27, 2015, as amended on November 4, 2015, as required by the terms of the Merger Agreement.

Over the course of the next few weeks, representatives of the Company and the Consortium engaged in reciprocal due diligence and discussions concerning the terms of the Consortium December 28 Proposal, including during in-person meetings on January 11 and January 12, 2016.

On January 22, 2016, at a meeting of the Transaction Committee, Mr. Thompson and representatives of Wachtell Lipton updated the Transaction Committee on the status of discussions with representatives of the Consortium.

On January 25, 2016, at a meeting of the Board, Mr. Thompson and representatives of Goldman Sachs and Wachtell Lipton updated the Board on the status of discussions with representatives of the Consortium.

The Company remains subject to the Merger Agreement and the Board has not changed its recommendation in support of the Merger Agreement, nor is the Board making any recommendation with respect to the Consortium December 28 Proposal. There can be no assurance that the Board will ultimately determine that the Consortium December 28 Proposal is a Superior Proposal, that the terms of a transaction will be the same as those reflected in the Consortium December 28 Proposal or that any transaction with the Consortium will be agreed to or consummated.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 28, 2016

FAIRCHILD SEMICONDUCTOR INTERNATIONAL, INC.

By:	/s/ Paul D. Delva
Name:	Paul D. Delva
Title:	Senior Vice President, General Counsel and Corporate Secretary